Delisting Determination,The Nasdaq Stock Market, LLC,
February 18, 2011, New Generation Biofuels Holdings, Inc. The Nasdaq Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of New Generation Biofuels Holdings, Inc. (the Company), effective at the opening of the trading session on February 28, 2011. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5550(b)(1). The Company was notified of the Staffs determinations on June 23, 2010.
The Company requested a review of the Staffs determination before the Listing Qualifications Hearings Panel.
Upon review of the information provided by the Company, the Panel issed a decision dated September 15, 2010, granting the Company continued listing pursuant to an exception through December 20, 2010, by which date the Company was required to regain compliance with Listing Rules
5550(a)(2) and 5550(b)(1). However, on December 9, 2010,
the Company withdrew its request for an appeal. On December 9, 2010, the Panel notified the Company that trading in the Companys securities would be suspended on December 13, 2010.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on January 24, 2011.